Exhibit 12.1

	Gerber Scientific, Inc.
	Computation of Ratio of Earnings to Fixed Charges
	(amounts in thousands of dollars)
	Fiscal Years Ended April 30,
	2005	2006	2007	2008	2009
Earnings:
Income (Loss) before income taxes and minority interests	$(10,076)	$9,183	$20,626	$20,752	$(1,701)
Fixed charges per below	10,114	8,519	7,798	8,394	8,237
Less: Capitalized interest	—	(106)	(49)	(71)	(155)
Amortization of interest capitalized	—	—	11	22	22

Total earnings	$38	$17,596	$28,386	$29,097	$6,403

Fixed charges:
Interest expense and amortization of capitalized expenses	$6,747	$4,752	$3,631	$3,927	$3,837
One-third of rents (reasonable approximation of the interest factor)	3,367	3,767	4,167	4,467	4,400

Total fixed charges	$10,114	$8,519	$7,798	$8,394	$8,237

Ratio of earnings to fixed charges	*	2.1	3.6	3.5	*

*	There were insufficient earnings available to cover fixed charges for fiscal years 2005 and 2009. As a result, the ratio of earnings to fixed charges was less than 1.0 for each such year. The deficiency of earnings to fixed charges for fiscal 2005 was $10.1 million and for fiscal 2009 was $1.8 million.